97

05010995

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Belluna Co. Ltd

*CURRENT ADDRESS

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5233 FISCAL YEAR 3-31-05

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DAT : 9/7/05

RECEIVED

ARLS
3-31-05

BELLUNA



Annual Report

For the fiscal year ended March 31, 2005

2005

BELLUNA CO., LTD.

PROFILE



Belluna Co., Ltd. is an integrated mail order sales company that offers a broad array of products and services in clothing, foods, living and entertainment, through catalogues and the mass media.

Based on the corporate philosophy we adopted at our founding, namely that "we shall contribute to society by offering highly convenient, economical and fashion-oriented services, enhancing customer satisfaction, and improving their quality of life," we have constantly set up new business areas (online shopping services on the Internet and mobile phone Internet), while improving and expanding our central businesses (catalogue businesses for mid-aged women).

Previously adopting a "portfolio approach," we balance a combination of businesses and maintain the highest level of growth and profitability in the Japanese mail order sales industry, with thirteen consecutive years of sales and income growth.

BELLUNA's LINEUP

Over 40s


BELLUNA

BELLUNA ('86) Lefrant ('86) Sutekina-Seikatsu ('93) Hanamaru Club ('96)

30s



LUAR ('01) Sutekina Zakka to Interior ('03)

20s



Ryu Ryu ('00)

Hanpu & Single-item



Refre ('95) OZIO ('99) My Wine Club ('99) Iki Iki Kazoku ('00)

FINANCIAL HIGHLIGHTS

Achieved Net Sales Increase for 13th Consecutive Year

○Net sales, Operating income and Growth ratio



Net sales
Operating income
Growth ratio
Millions of yen
120,000
100,000
80,000
60,000
40,000
20,000
0
Net sales
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
%
30
25
20
15
10
5
0
Growth ratio
Millions of yen
12,000
10,000
8,000
6,000
4,000
2,000
0
Operating income

Data from 1996 to 1999 are shown on a non-consolidated basis.

SIX-YEAR SUMMARY

The financial statements in this annual report are translations of the financial statements contained in securities filings that companies that are issuers of marketable securities are required to submit to the Financial Services Agency, in accordance with Japan's securities regulations. The financial statements are not audited by an independent certified accountant.

	Millions of yen						Thousands of U.S. dollars
Years ended March 31	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2005**
OPERATING RESULTS:							
Net sales	¥ 61,382	¥ 77,215	¥ 90,016	¥ 105,126	¥ 109,626	¥ 115,098	$1,072,175
Cost of sales	27,700	34,742	39,593	45,865	47,073	48,206	449,054
Gross profit	33,985	42,775	50,838	59,759	62,839	66,891	623,111
Selling,general and administrative expenses	27,765	35,194	41,631	49,074	52,670	56,010	521,751
Operating income	6,220	7,581	9,206	10,684	10,169	10,881	101,360
Net income	3,617	4,163	4,975	6,253	6,490	6,777	63,130
FINANCIAL POSITION AT YEAR-END:							
Total assets	59,164	69,893	76,940	86,255	93,256	97,015	903,726
Total liabilities	33,571	41,578	44,025	48,913	50,541	48,041	447,517
Total shareholders' equity	25,592	28,315	32,915	37,342	42,703	48,920	455,706
PER SHARE AMOUNTS:	Yen						U.S. dollars
Adjusted net income	¥ 156.70	¥ 180.35	¥ 215.53	¥ 270.90	¥ 281.17	¥ 293.63	$ 2.74
Cash dividends	25	25	25	25	25	25	0.23
Sharehonders' equity	1,697.74	1,591.70	1,682.13	1,760.57	2,035.47	2,119.40	19.74
OTHER DATA:	Thousands						
Number of shares issued	15,074	17,789	19,567	21,210	20,980	23,082	

Notes: 1. Calculation based on the exchange rate of U.S.$1=¥107.35 (March 31, 2005).
2. Adjusted net income per share was calculated based on the average number of shares during the year ended March 31, 2005.
3. Number of shares issued is exclusive of treasury stock.

○Cash flows



Millions of yen
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000

○Net income



Millions of yen
7,000
6,000
5,000
4,000
3,000
2,000
1,000

○ROE and ROA



%
20
ROE
15
ROA
10
5

TO OUR STAKEHOLDERS

The consolidated results of our Company for the term under review included a 5.0% rise in net sales from the previous term, to 115.0 billion yen, a 4.5% increase in ordinary income, to 11.5 billion yen, and a 4.4% rise in net income, to 6.7 billion yen. This term marked the thirteenth consecutive year of gains in both sales and income, which started before the Company's IPO. We have also maintained our leading position among Japanese integrated mail order sales companies in terms of net income for the sixth straight year.

Despite these results, the term proved extremely challenging, as our performance in both sales and income fell short of plans. But we view this difficult environment as an opportunity, and I am determined to return to the basics of our businesses so that we can achieve our next breakthrough. We will adapt to changing circumstances, effectively deal with the issues confronting us and offer products and services that meet the needs of our customers, at appropriate prices.



Kiyoshi Yasuno
President and Representative Director

Aiming to be an Excellent company

Summary for the Term

Positive factors included steady year-on-year growth of 5.3% in the number of active customers (who made purchases within the last two years), primarily women in their 40s to 60s, to 4,190,000 persons. Another key contribution came from highly profitable affiliates including Ozio Co., Ltd. and B.N. International U.S.A. Inc.

Negative factors included sluggish sales growth in the catalogue business, in spite of an increase in membership. Results from the TV shopping business also fell short of plans.

Industry Trends

The Japanese mail order sales industry has been expanding at an annual rate of about 5% over the past five years, and the market is expected to maintain this stable growth. This expansion reflects the significant growth in the Internet sales business, as well as the strong development of relatively new sectors, such as cosmetics, health foods and B-to-B sales. In contrast, mail order sales companies focusing on paper-based catalogues have generally been experiencing a downturn in performance in recent years.

Toward Greater Corporate Value

The mail order sales industry is now facing a tidal shift from the era of paper-based catalogue sales to a new age of Internet and mobile phone Internet sales. Our Company fell behind in the launch of Internet and mobile sales businesses. This year, the Company established a system to provide a major focus on these sectors to attain rapid growth. From a medium-term perspective, we expect to see Internet and mobile sales exceed paper catalogue sales.

Moreover, we will be launching a concerted effort to develop effective supply chain management in this term. Our specific initiatives include the integration of processes ranging from material procurement to production in plants and the streamlining of logistical and storage functions. We believe that our progress in these aspects will bolster quality, reduce costs and improve performance.

BUSINESS STRATEGY

In our core catalogue business, newspaper inserts targeting women in their 40s to 60s are used as a means of attracting new customers. Through this method, we have built an enormous customer base. With the use of this massive list of customers and infrastructure, we have managed to maintain our overall growth in a difficult operating environment.

As secondary core businesses, we operate a single-item mail order sales business offering cosmetics and health food products, a finance business and a "Hanpu" sales (monthly delivery service) business. For the last few years, in order to expand our target, we have been endeavoring to pioneer an uncultivated mail order shopping market for women in their 20s and 30s.

Our new challenges include the launch of mail order shopping services on promising future sales channels, namely on television, the Internet and mobile phone Internet. Keeping our core business as the base, we introduce new media channels to keep pace with the changing times and expand our operations.

Based on our extensive customer database, we will continue to expand and deepen our business organizationally, with the aim of increasing corporate value.

○Operating Income Ratio



Catalogue Business
*Other Business
%
20.00
15.00
10.00
5.00
0.00
'01
'02
'03
'04
'05

* including all businesses except Catalogue Business



Target Expansion
Catalogue Business targeting women in 20s (Ryu Ryu) and 30s (LUAR), etc.
Sub-core
Single-item Mail Order Sales, Financial Service, Hanpu Business (Monthly Delivery Service), etc.
Core
Catalogue Business targeting women over 40 (Belluna, etc.)
New Trials
Multimedia Business (TV shopping, shopping by mobile phone, etc.) and Overseas Business

BELLUNA's STRENGTHS AND STRATEGIES

1 Customer database collection capability

We analyze the characteristics of targets from our abundant data and information on market trends. Identifying the traits, we take different approaches to obtain new customers. We collect the databases at low cost in a highly efficient manner. This steady customer development capability has supported Belluna's growth.

2 Capabilities to cultivate new business and follow the tide

As a secondary utilization of our customer databases and our business knowledge, we operate different businesses that are derived from our core catalogue business and interlink with one another. We focus on balanced "portfolio management," which features the cultivation of high potential businesses from a long-term perspective with minimal investment in customer cultivation in concurrence with the expansion of the core business. As a result of our diversified business development based on our customer database, we have achieved a rise in profitability and stable business performance, despite tough business circumstances.

3 Effective cost control

1 Media costs

Our business approach always emphasizes the balance between cost and effect to attain the contradictory targets of growth and profits simultaneously. The critical point here is media costs. We have been controlling these costs within appropriate levels to ensure that we stabilize our profitability.

2 Cost price

We have been steadily reducing the cost price ratio each term, by considering quality and production lead time, which are a trade-off.

FOR A BROAD RANGE OF CUSTOMERS







LUAR

Attracting women in their 30s: LUAR attracts customers through catalogues and our website


LUAR
http://www.belluna.net/
0270

Taking advantage of the knowledge accumulated through our core Catalogue Business, which targets women in their 40s to 60s, our Company publishes the Luar catalogue for clothing, the Pure Palette catalogue for bundle sales, and the Sutekina-Zakka to Interior catalogue for interior goods. These catalogues mainly target women in their 30s. In this customer segment, we expect the market to continue to expand. Given the behavioral traits and preferences of the target age group, Luar is sold as a fashion magazine and published in digital format on the website, in addition to being distributed for free, mainly in bookstores, to win new customers. We achieve a certain share of this market by continuing to sustain rapid growth.

Ryu Ryu

Winning women in their 20s: Ryu Ryu characterized by its magazine catalogue and mobile features



Ryu Ryu is an integrated magazine catalogue sold primarily to attract women in their 20s as customers. We launched a mobile site as a new sales channel on NTT DoCoMo's official site in March 2005, and on Vodafone's and au's official site in June 2005. It carries some goods available exclusively from the mobile site and outlet goods, in addition to goods displayed in the catalogue. We bolster the appeal of the mobile site by adding information content, such as offering opportunities to appear as reader models to win customers and increase sales.





MULTI-MEDIA

Internet



The Internet is likely to be a core channel that supersedes paper-based media in the near future. To raise the proportion of online orders to 50% or more, we strengthened our organization and started full operation in February 2005. Two months later, we revamped our main website. With stronger functions and improved content, the website has progressed from simply a means of placing orders to an integrated website through which customers can view our products as well as place an order without using catalogues. With an eye to potential future alliances and strategic mergers and acquisitions, we will strive to further expand our profits.



Mobile phone Internet

As a tool for attracting new young customers, we launched the Ryu Ryu site on the official site of NTT DoCoMo, au and Vodafone. Consisting of product sales and informative content, it is being developed into a next-generation sales channel tailored to target customers. In the future, we will strive to expand our targets by improving the content and strengthening our ability to attract customers.

TV shopping


ベルーナ
0120-74-9988
www.belluna.net



To achieve a media-mix type of service operation that combines paper-based media, the Internet and television, our Company is endeavoring to bolster its content. In addition to conventional 90-second spot commercials, we introduced an image commercial featuring a Korean star for our Ozio cosmetics sales business. For CS satellite broadcasting, we began the trial broadcast of a documentary-type televised shopping program.

Supply Chain Management

At the moment, we are moving ahead with the construction of a supply chain management (SCM) system in China. In 2004, a product inspection plant was founded and an SCM company was set up in 2005 to centralize raw materials and plants, to upgrade the inspection system and to improve inventory holding and control functions in China. With these steps, we will reduce the cost to sales ratio and the value of inventory, improve quality and shorten production lead time.

BUSINESS EXPANSION



◎ Single-item Mail Order Sales

A mail order shopping service specializing in certain areas as a specialized mail order company. This business is operated by our subsidiaries including Refre Co., Ltd., Ozio Co., Ltd., etc. They deal exclusively with highly profitable genres, such as cosmetics and health foods, with the aim of taking the lead in their respective sectors. Both businesses are showing sharp growth. They are steadily increasing their profits as our secondary core business.



◎ Hanpu Business (Monthly Delivery Service)

A mail order shopping service using catalogues and other means, in which foods and gardening products are delivered monthly over a certain period. We are now transforming the catalogue for this business from a comprehensive catalogue into separate specialist catalogues on a category-by-category basis. Of particular note is My Wine Club, a catalogue specializing in wine. Developing through the distribution of catalogues at bookstores and magazines for card members, this business is enjoying growing sales. In the future, we will focus our efforts on online sales to achieve further growth.



◎ Financial Services

Our Financial Services Business is a loan service mainly targeting customers of our Mail Order Shopping Business. We have set up a dual credit check system that assesses credit information available from two credit bureaus as well as the payment status of customers in the Catalogue Business. As a result, we attain a lower credit loss rate than competitors.



◎ Belluna Direct

Belluna Direct is an enclosure charge business, which earns commissions for enclosing direct mailing of other companies with goods and catalogues that we send. We are fully leveraging our infrastructure to operate extreamly high-margin businesses.



◎ Exhibition Sales (Careme) Business

The exhibition sales business makes use of our strong expertise in database marketing to sell kimono robes and jewelry in exhibitions. With proper consideration of local and product particularities, we have set up 36 centers across the country (as of June 2005) to have direct contact with customers. Young employees are actively assigned to energetic teams for this business. We are addressing the target of holding 100 centers in the March 2009 term and aiming favorite balance in early terms.

Consolidated Operating Income by Segment


Catalogue
Single-Item
Hanpu
Financial
Other
Elimination and Corporate
0%
100%
2003/3
57.76%
8.55%
5.13%
16.95%
10.90%
0.70%
10,684 million yen
2004/3
46.96%
10.25%
5.55%
17.66%
18.55%
1.04%
10,169 million yen
2005/3
39.06%
20.50%
2.37%
18.74%
19.30%
0.03%
10,881 million yen

The growth of Operating Income is remarkable in all segments except the Catalogue business.
These businesses are expected to become the new core on BELLUNA, and to expand more.

FINANCIAL REVIEW

1 Business Results

Benefiting from specialty mail order companies and fueled by a breakthrough in Internet and mobile Internet access, the mail order industry as a whole has shown steady growth, while the competition has increasingly intensified with a number of new entrants.

Under these circumstances, our Company has made efforts to improve cost efficiency while enhancing the quality of our services and strengthening our portfolio management.

Consequently, consolidated net sales totaled 115,098 million yen (up 5.0% from the previous fiscal year), with operating income of 10,881 million yen (up 7.0%), ordinary income of 11,589 million yen (up 4.5%), and net income of 6,777 million yen (up 4.4%).

2 Financial Situation

a. Assets, Liabilities and Shareholders' Equity

Total assets increased by 3,759 million yen from the previous fiscal year owing mainly to increases in trade loans receivable and inventories.

Liabilities decreased by 2,499 million yen from the previous fiscal year, due mainly to a fall in purchase liabilities.

Shareholders' equity increased by 6,216 million yen from the previous fiscal year, supported by a rise in retained earnings combined with the exercise of new share subscription rights. As a result, shareholders' equity ratio rose 4.6 percentage points to 50.4%.

b. Cash Flows

Consolidated cash and cash equivalents (called "cash" hereinafter) decreased by 4,256 million yen from the end of the previous fiscal year to 8,536 million yen.

◉ Cash flows from operating activities

Cash flows from operating activities decreased by 9,193 million yen from the end of the previous fiscal year to −1,948 million yen this fiscal year. This is attributable to an increase in trade loans receivable and a decrease in purchase liabilities.

◉ Cash flows from investing activities

Cash flows from investing activities increased by 1,878 million yen from the previous fiscal year, partly because of a fall in expenditures for acquiring tangible fixed assets. Major tangible fixed assets that were newly acquired during this fiscal year include the Kawajima Distribution System Center.

◉ Cash flows from financing activities

Cash flows from financing activities amounted to 778 million yen, due mainly to an increase in the short-term borrowings of our consolidated subsidiary, Sunstage Finance Co., Ltd.

3 Business Risks

a. Statutory Regulations

The financial services business is subject to the "Money Lending Business Control and Regulation Law" and "Law Concerning Regulation, etc. of Receiving of Capital Subscription, Deposits and Interests, etc.," as well as related laws and regulations. Therefore, any amendments to these laws and regulations could affect our business performances, depending on the details of the amendments.

b. Foreign Exchange Risks

Some of our products are imported from abroad on a foreign currency basis. We use hedge transactions through forward exchange contracts to minimize the risks of currency fluctuations. Nevertheless, any substantial fluctuations in foreign exchange rates may affect our business performance.

c. Protection of Personal Information

As a company dealing with personal information under the Personal Information Protection Law, we are subject to this law since its enforcement in April 2005. We have strengthened our internal control system to comply with this law and prevent the outflow of personal information. However, if any such information should be leaked, the company image will be damaged and this could result in a downturn in our business.

4 Analysis of Business Results

Looking at sales by business operation, the single-item mail order business (up 45.3% on a year-on-year basis), other businesses (up 19.8%) and the financial services business (up 9.9%) remained favorable, while the catalogue business (down 0.4%) and the hanpu business (up only 1.5%) were sluggish. As a result, consolidated net sales rose 5.0% from the previous fiscal year to 115,098 million yen.

In terms of profits, the ratio of selling, general and administrative expenses to sales rose 0.6 percentage points from the previous fiscal year, due to increases in personnel expenses and commissions paid. On the other hand, the cost to sales ratio fell 1.0 percentage point on a year-on-year basis, thanks to the higher exposure of the single-item mail order business which has a relatively low ratio on cost of sales and the shifting of purchasing overseas. Consequently, operating income grew 7.0% over the previous fiscal year to 10,881 million yen.

5 Analysis of Financial Situation

a. Assets, Liabilities and Shareholders' Equity

◉ Assets

Current assets rose 2,873 million yen from the previous fiscal year mainly because trade loans receivable and inventories increased 4,651 million yen and 1,851 million yen, respectively, offset by a fall of 3,547 million yen in cash and deposits.

Fixed assets rose 886 million yen from the previous fiscal year due mainly to an increase of 1,129 million yen in tangible fixed assets. Major tangible fixed assets acquired during the current fiscal year include the Kawajima Distribution System Center.

◉ Liabilities

Total liabilities declined 2,499 million yen from the previous fiscal year. This is attributable to increases in accounts payable and accrued expenses of 5,342 million yen and 2,570 million yen, respectively, and a decrease of 11,137 million yen in notes payable by the introduction of a lump-sum payment system.

◉ Shareholders' Equity

Shareholders' equity grew 6,216 million yen from the previous fiscal year, supported by a rise of 6,290 million yen in retained earnings. As a result, the shareholders' equity ratio increased 4.6 percentage points to 50.4%.

6 Capital Expenditure

Our Company has spent 2,153 million yen on plant and equipment particularly in catalogue, single-item mail order and other businesses to expand our operations and achieve continuous growth as well as to improve operating efficiency and attain steady revenues.

In the catalogue business, we spent 244 million yen on the Kawagoe Mailing Center to increase the efficiency of our catalogue shipments, and 272 million yen on the Utsunomiya Distribution System Center to respond to an increase in our shipments.

In the single-item mail order business, we acquired the Kawajima Distribution System Center for 904 million yen to cope with an increase in shipments and to increase the efficiency of our distribution operations.

In other businesses, we obtained land and buildings for rent in Musashi-Murayama, Tokyo to boost and stabilize revenues. The total amount of this investment was 541 million yen.

There were no retirements or sales of any significant equipment and facilities during this fiscal year.

CONSOLIDATED BALANCE SHEETS

	Millions of yen		Thousands of U.S. dollars
March 31, 2005 and 2004	**2005**	**2004**	**2005**
Assets			
Current assets			
Cash and deposits at banks	**¥10,628**	¥14,176	**$ 99,003**
Notes and accounts receivable—trade	**14,190**	14,369	**132,184**
Loans receivable—trade	**22,364**	17,712	**208,328**
Marketable securities	**2,142**	1,986	**19,953**
Inventories	**9,753**	7,901	**90,852**
Deferred tax assets	**567**	713	**5,282**
Other	**2,557**	2,435	**23,819**
Allowance for doubtful accounts	**(1,284)**	(1,247)	**(11,961)**
Total current assets	**60,919**	58,046	**567,480**
Fixed assets			
Tangible fixed assets			
Buildings and structures	**11,922**	12,279	**111,057**
Machinery, equipment and vehicles	**264**	280	**2,459**
Furniture and fixtures	**227**	242	**2,115**
Land	**14,262**	12,436	**132,855**
Construction in progress	**50**	358	**466**
Total tangible fixed assets	**26,727**	25,598	**248,971**
Intangible fixed assets	**942**	1,009	**8,775**
Total intangible fixed assets	**942**	1,009	**8,775**
Investment and other assets			
Investments in securities	**6,168**	4,867	**57,457**
Long-term loans receivable	**505**	750	**4,704**
Investments in unions and funds	**740**	2,127	**6,893**
Deferred income tax assets	**192**	65	**1,789**
Other	**880**	905	**8,197**
Allowance for doubtful accounts	**(61)**	(114)	**(568)**
Total investment and other assets	**8,426**	8,601	**78,491**
Total fixed assets	**36,096**	35,209	**336,246**
Total assets	**¥97,015**	¥93,256	**$903,726**

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and 2004	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars 2005
Liabilities			
Current liabilities			
Notes and accounts payable — trade	¥18,513	¥24,308	$172,455
Short-term borrowings	4,120	2,193	38,379
Current portion of bonds	5,000	—	46,577
Accrued expenses	7,191	4,621	66,986
Corporation and inhabitants taxes payable	1,944	2,621	18,109
Accrued bonuses	485	466	4,518
Allowance for returned goods	135	135	1,258
Other	1,490	1,482	13,880
Total current liabilities	38,880	35,829	362,180
Long-term liabilities			
Bonds	—	5,000	—
Convertible bonds	4,999	5,000	46,567
Long-term borrowings	2,628	3,280	24,481
Reserve for retirement benefits	104	69	969
Reserve for retirement benefits for directors and corporate auditors	232	222	2,161
Reserve for new share subscription right	131	134	1,220
Other	1,065	1,004	9,921
Total long-term liabilities	9,161	14,711	85,338
Total liabilities	48,041	50,541	447,517
Minority interests			
Minority interests	53	11	494
Shareholders' equity			
Capital stock	7,169	7,114	66,782
Capital surplus	7,565	7,511	70,470
Retained earnings	36,884	30,594	343,586
Difference on revaluation of other makerable securities	100	183	932
Translation adjustments	(71)	(59)	(661)
Treasury stock	(2,729)	(2,641)	(25,422)
Total shareholders' equity	48,920	42,703	455,706
Total liabilities and shareholders' equity	¥97,015	¥93,256	$903,726

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2005 and 2004	2005	2004	2005
Net sales	¥115,098	¥109,626	$1,072,175
Cost of sales	48,206	47,073	449,054
Gross margin	66,891	62,553	623,111
Allowance for returned goods	135	135	1,258
Adjustments for installment sales			
Reversal of unrealized profits on installment sales	—	(421)	—
Gross profit	66,891	62,839	623,111
Selling, general and administrative expenses	56,010	52,670	521,751
Operating income	10,881	10,169	101,360
Non-operating income			
Interest income	174	186	1,621
Dividends received	350	227	3,260
Rent income	96	71	894
Commission received	123	—	1,146
Gain on sale of investment securities	—	599	—
Income from cancellation of debt	24	60	224
Compensation received	55	51	512
Exchange gain	47	155	438
Other	169	251	1,574
Total non-operating income	1,042	1,603	9,707
Non-operating expenses			
Interest expenses	188	216	1,751
Issuance expense of new share subscription right	—	144	—
Loss on valuation of surrency swap and option	—	174	—
Provision for doubtful accounts	—	52	—
Other	145	93	1,351
Total non-operating expenses	333	680	3,102
Ordinary income	11,589	11,092	107,955
Extraordinary gains			
Gain of sale of fixed assets	—	4	—
Gain on recovery of bad debts	34	36	317
Total extraordinary gains	34	41	317
Extraordinary losses			
Loss on disposal of fixed assets	90	10	838
Loss on sale of fixed assets	0	—	0
Loss on sale of investments in securities	2	13	19
Loss on valuation of investments in securities	194	132	1,807
Loss on valuation of investments in unions and funds	—	10	—
Loss on changes in equity value of affiliated companies	14	1	130
Total extraordinary losses	302	168	2,813
Income before income taxes and minority interests	11,320	10,965	105,449
Corporation, inhabitants and enterprise taxes	4,427	4,807	41,239
Adjustment to corporation tax, etc.	93	(333)	866
Minority interest in net income	22	—	205
Net income	¥ 6,777	¥ 6,490	$ 63,130

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2005 and 2004	**2005**	**2004**	**2005**
Capital surplus			
Capital surplus at beginnings of period	**¥ 7,511**	¥ 7,169	**$ 69,967**
Increase in capital surplus			
Issue of shares	**53**	341	**494**
Conversion of convertible bonds	**0**	—	**0**
Profit on disposition of treasury stock	**0**	0	**0**
Capital surplus at end of period	**7,565**	7,511	**70,470**
Retained earnings			
Retained earnings at beginning of period	**30,594**	24,633	**284,993**
Increase in retained earnings			
Net income	**6,827**	6,490	**64**
Decrease in retained earnings			
Dividends	**524**	530	**5**
Decrease in retained earnings due to initial application of consolidation	**13**	—	**121**
Retained earnings at end of period	**¥36,884**	¥30,594	**$343,586**

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
Years ended March 31, 2005 and 2004	2005	2004	2005
Cash flows from operating activities			
Income before income taxes and minority interests	¥11,320	¥10,965	$105,449
Depreciation	1,012	1,069	9,427
Increase in allowance for returned goods	0	135	0
Increase in allowance for doubtful accounts	(17)	396	(158)
Increase in accrued bonuses	18	54	168
Increase in reserve for retirement benefits	35	25	326
Increase in reserve for retirement benefits for directors and corporate auditors	9	9	84
Interest and dividend income	(525)	(413)	(4,891)
Interest expense	188	216	1,751
Gain/loss on sale of marketable securities	—	(599)	—
Loss on sale of investments in securities	2	14	19
Loss on charges in equity	14	—	130
Loss on valuation of investments in securities	194	132	1,807
Loss on disposal of fixed assets	90	10	838
Loss on sale of fixed assets	0	(4)	0
Increase in notes and accounts recievable—trade	183	(538)	1,705
Increase in loans recievable—trade	(4,455)	(251)	(41,500)
Increase in inventories	(1,849)	(1,817)	(17,224)
(Increase)/decrease in other current assets	(263)	1,515	(2,450)
Increase/(decrease) of notes and accounts payable—trade	(3,590)	(798)	(33,442)
Increase in other current liabilities	(115)	1,097	(1,071)
Increase in other long-term liabilities	57	540	531
Other	131	40	1,220
Subtotal	2,442	11,801	22,748
Interest and dividends received	525	401	4,891
Interest paid	(154)	(217)	(1,435)
Payment of income taxes, etc.	(4,761)	(4,739)	(44,350)
Net cash provided by operating activities	(1,948)	7,245	(18,146)
Cash flows from investing activities			
Increase in time deposits	(12)	(111)	(112)
Withdrawal of time deposits	110	—	1,025
Expenditure for purchase of securities	(1,702)	(2,800)	(15,855)
Proceeds from sale of securities	1,000	2,800	9,315
Expenditure for purchase of tangible fixed assets	(2,081)	(3,400)	(19,385)
Proceeds from sale of tangible fixed assets	0	97	0
Expenditure for purchase of intangible fixed assets	(43)	(498)	(401)
Proceeds from sale of intangible fixed assets	—	0	—
Expenditure for purchase of investment securities	(1,949)	(1,941)	(18,156)
Proceeds from sale of investment securities	437	2,563	4,071
Payments for loans receivable	(146)	(762)	(1,360)
Proceeds from collection of loans receivable	368	4	3,428
Payments for other investments	(64)	(1,954)	(596)
Proceeds from collection of other investments	967	1,009	9,008
Net cash used in investing activities	(3,114)	(4,992)	(29,008)
Cash flows from financing activities			
Expenditure for repayment of short-term borrowings	2,015	0	18,770
Proceeds from long-term borrowings	—	1,300	—
Expenditure for repayment of long-term borrowings	(740)	(827)	(6,893)
Proceeds from issurance of shares	104	665	969
Proceeds from issuance of new share subscription rights	—	152	—
Proceeds from sale of treasury stock	0	0	0
Expenditure for purchase of treasury stock	(88)	(1,408)	(820)
Share subscription from minority shareholders	11	10	102
Dividends paid	(524)	(530)	(4,881)
Net cash provided by/(used in) financing activities	778	(638)	7,247
Translation differences on cash and cash equivalents	18	(86)	168
Increase/(decrease) in cash and cash equivalents	(4,265)	1,527	—
Cash and cash equivalents at beginning of period	12,792	11,265	119,162
Cash and cash equivalents of additional consolidation of a subsidiary at beginning of period	12	—	112
Cash and cash equivalents of a subsidiary excluded from consolidation at beginning of period	(2)	—	(19)
Cash and cash equivalents at end of period	¥ 8,536	¥12,792	$ 79,516

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying consolidated financial statements are in compliance with generally accepted accounting principles in Japan (called "Japanese accounting standards" hereinafter), with the accounting records preserved. Financial statements contained in this report are based on the reported consolidated financial statements for the purpose of financial reporting in Japan under the provisions of the Securities Exchange Law and relevant regulations.

Japanese accounting standards differ in places from international accounting standards regarding accounting procedures and disclosure items. The accompanying consolidated financial statements are shown in U.S. dollars, based on the approximate current exchange rate of ¥107.35=US$1, as of March 31, 2005. These figures in U.S. dollars in the accompanying consolidated financial statements and their notes are translated from Japanese yen for the sake of convenience only, and thus should not be interpreted as meaning that the yen value represents the actual U.S. dollar value or that it is or can be changed into U.S. dollars.

2. ACCOUNTING POLICIES

a. Valuation standards and methods of significant assets

Securities

Other securities

Those with fair market values——

The market value method is used, based on the market price on the last day of the consolidated fiscal year (valuation profit or loss is processed entirely using the direct capitalization method, with cost of sales calculated using the moving average method)

Those without fair market values——

The cost method is used based on the moving average method. However, for investments in investment limited partnerships and similar partnerships (which are considered securities under Paragraph 2, Article 2 of the Securities Exchange Law), profits or losses equivalent to the Company's stake in the assets of the partnerships are recorded based on the last financial statements available, in accordance with the reporting date provided under partnership contracts.

Derivatives

Market value method

Inventories

Merchandise: Lower of cost or market price based on the moving average method

Supplies: Latest purchase price method

b. Depreciation method of significant depreciable assets

(1) Tangible fixed assets

The Company and its domestic consolidated subsidiaries adopt the declining balance method, while its overseas consolidated subsidiaries adopt the straight-line method. However, the Company and its domestic consolidated subsidiaries adopt the straight-line method for buildings (excluding fixtures) acquired on or after April 1, 1998.

(2) Intangible fixed assets

The straight-line method is adopted. Software for internal use is amortized based on the straight-line method with useful life (5 years) determined by the Company's policy.

c. Accounting policies for calculation of significant allowances

(1) Allowance for doubtful accounts

In preparation for possible bad debt losses, the Company records the estimated amount of potentially unrecoverable bad debts based on the historical bad debt loss ratio for general debts, and individual recoverability for specific debts such as potentially bad debts.

(2) Accrued bonuses

In preparation for bonus payments to employees, the estimated amount of payment is recorded.

(3) Allowances for returned goods

In preparation for possible losses from returned goods after the fiscal year end, gross profit equivalents to the estimated amount of potential returned goods are recorded based on the historical returned goods ratio.

(4) Reserves for retirement benefits

In preparation for employees' retirement benefits, the Company records estimated amounts of retirement benefit obligations and pension assets at fiscal year end. Some subsidiaries introduce a shortcut procedure in calculating retirement benefit obligations. Actuarial differences are apportioned by the straight-line method over a fixed term (5 years) within the average remaining service period of the employees at the time of occurrence, and charged to expenses after the fiscal year of occurrence.

(5) Reserves for retirement benefits for directors and corporate auditors

In preparation for retirement benefits for directors and corporate auditors, the Company accounts for the amount payable at year-end in accordance with internal regulations.

d. Accounting for lease transactions

Financial lease transactions, other than those in which the ownership of the leased property is deemed to be transferred to the lessee, are accounted for in accordance with the accounting method for ordinary lease transactions.

e. Accounting for significant hedge transactions

A deferred accounting treatment is applied to hedge transactions.

(1) Hedging instruments: Forward exchange contracts and currency swap transactions

(2) Hedged items: Anticipated transactions in foreign currencies

(3) Hedging policies: Hedge transactions are used to minimize risks in anticipated transactions in foreign currencies

f. Other significant matters for preparation of consolidated financial statements

(1) Accounting for consumption taxes: Consumption taxes are excluded from sales.

3. SCOPE OF CASH ON CONSOLIDATED CASH FLOW STATEMENTS

Cash (cash and cash equivalents) on consolidated cash flow statements consist of cash on hand, demand deposits, and highly liquid short-term investments with minimum risks of changes in value and with a maturity of less than three months from the date of acquisition.

4. CHANGES IN ACCOUNTING POLICIES

Regarding Consolidated Balance Sheets

With the "Law Amending Part of the Securities Exchange Law" (Law No.97 of 2004) proclaimed on June 9, 2004 and enforced on December 1, 2004, as well as the "Practical Guidelines Concerning Financial Product Accounting" (Report No.14 by the Accounting System Committee) amended as of February 15, 2005, investments in investment limited partnerships and similar partnerships (which are considered securities in Paragraph 2, Article 2 of the Securities Exchange Law) are shown as "investment in securities" from this consolidated fiscal year.

The amount of the relevant investments included in "investment in securities" for this consolidated fiscal year totaled 1,728 million yen, while those included in "investments in unions and funds" in fixed assets for the previous consolidated fiscal year were 427 million yen.

Regarding Consolidated Statements of Income

Commissions received, which had been included in "other" in non-operating income until the previous consolidated fiscal year, is shown separately, since it exceeded ten percent of non-operating income in this consolidated fiscal year. Commissions received reached 31 million yen at end of the previous consolidated fiscal year.

5. ADDITIONAL INFORMATION

To improve operational efficiency from this fiscal year, we have introduced a method to pay on a lump-sum basis on the relevant due date in settling accounts payable and accrued expenses, in addition to notes payable. As a result, 2,383 million yen which would otherwise have been settled by notes payable is included in accrued expenses.

CORPORATE DATA

(As of March 31, 2005)

Company name	Belluna Co., Ltd.
Head office	4-2, Miyamoto-cho, Ageo, Saitama 362-8688, Japan Tel: +81-48-771-7753
Paid-in capital	¥ 7,169 million
Established	June 1977
Employees	913
Businesses	Belluna is a group company expanding businesses based on the customer list. Multiple use of this management resources, as Portofolio management, is acheivable for stable revenue.
Consolidated subsidiaries	Refre Co., Ltd. Bell-Net International Hong Kong Ltd. B.N. International U.S.A. Inc. El Dorado Co., Ltd. Ozio Co., Ltd. Friendly Co., Ltd. Sunstage Finance Co., Ltd.

BOARD OF DIRECTORS & CORPORATE AUDITORS

(As of June 29, 2005)

President and Representative Director	Kiyoshi Yasuno
Senior Managing Director	Yukio Ohashi
Directors	Masako Sato, Junko Shishido, Masakazu Oikawa, Tomonori Uno, Yukihiro Katabe
Standing Corporate Auditor	Tadashi Furuhashi
Corporate Auditors	Isao Nakamura, Yukimitsu Watabe

INVESTOR INFORMATION

(As of March 31, 2005)

Common stock	Exchange: Tokyo Stock Exchange, 1st Section Shares issued and outstanding: 23,894,385 Number of shareholders: 3,491
ADRs	Exchange: OTC (U.S.A.) Ratio: 2 ADRs = 1 Ordinary Share Symbol: BLUNY CUSIP: 07986W102 Depositary: The Bank of New York Tel: (212) 815-2042 U.S. Toll Free: 888-269-2377 (888-BNY-ADRS) URL: http://www.adrbny.com
For further information	URL: http://www.belluna.co.jp/ir/english/html. E-mail: ir@belluna.co.jp

Topics

Stock split

The Company made a stock split for each share into 1.1 shares for every shareholder as of March 31, 2005.

BELLUNA

BELLUNA CO., LTD.

4-2, Miyamoto-cho, Ageo, Saitama 362-8688, Japan
Tel: +81-48-771-7753
URL(Official site) http://www.belluna.net
(IR site) http://www.belluna.co.jp/ir/english/html.